575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax

Peter J. Shea peter.shea@kattenlaw.com (212) 940-6447 direct (212) 894-5724 fax

April 9, 2015

Via EDGAR

United States Securities and Exchange Commission

Washington, D.C. 20549

AccuShares Commodities Trust I Pre-Effective Amendment No. 3 to Registration Statement on Form S-1 File No.: 333-194666

Dear Ladies and Gentlemen:

On behalf of AccuShares Commodities Trust I (the “Trust”) sponsored by our client, AccuShares Investment Management, LLC (the “Sponsor”), we are filing, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), together with this correspondence, Pre-Effective Amendment No. 3 (the “Amendment”) to the Trust’s Registration Statement on Form S-1 (the “Registration Statement”). The Amendment is being filed principally to address certain oral comments delivered to the undersigned by the Securities and Exchange Commission (the “Commission”) Staff (the “Staff”) on March 30, 2015 (the “Oral Comments”) and to provide the unaudited financial statements of the AccuShares Spot CBOE VIX Fund (the “Fund”), and the unaudited consolidating financial statements of the Trust, as of March 31, 2015 and for the three-month period then ended. Copies of the Amendment marked to show all changes from Pre-Effective Amendment No. 2 to the Registration Statement are being sent to the Staff under separate cover. Please note that we have separately submitted an application for confidential treatment pursuant to Rule 406 under the Securities Act (as well as Rule 24b-2 under the Exchange Act) with respect to one of the exhibits to the Registration Statement.

In the following discussion, we have summarized the Oral Comments in bold and provided our response immediately thereafter. The Oral Comment summaries have been numbered for convenience. Capitalized terms used in this letter but otherwise not defined herein are used with the meanings ascribed to them in the Registration Statement.

1.                  The Staff observes the removal of certain disclosure under the heading “Description of the Underlying Index—Spot Prices, Futures Investments and the Underlying Index” stating that the Index Provider would use commercially reasonable efforts to ensure publication of the value of the Underlying Index so long as any of the Fund’s shares are outstanding. Under the listing rules applicable to the Fund, the Fund’s IOPV-UP and IOPV-DOWN are required to be published on at least a 15-second delayed basis during regular trading hours. Please confirm that the Index Provider will undertake efforts to

United States Securities and Exchange Commission

April 9, 2015

publish the value of the Fund’s Underlying Index so long as the Fund has shares listed for trading to allow for the required publication of the Fund’s IOPV-UP and IOPV-DOWN.

We confirm that the Index Provider has undertaken to publish the value of the Fund’s Underlying Index so long as any of the Fund’s shares are listed for trading. Additionally, the Index Provider has undertaken to provide the IOPV-UP and IOPV-DOWN, which will be calculated and disseminated every 15 seconds throughout the business day, to certain third party vendors and to use commercially reasonable efforts to ensure that the IOPV-UP and IOPV-DOWN are further disseminated to and published on Thomson Reuters. We have included appropriate disclosure in the Amendment.

2.                  The Staff observes under the heading “Description of the Shares & Certain Terms of the Trust Agreement—The Sponsor” that the Sponsor may agree to make payments to institutional investors that are subject to share holding criteria determined by the Sponsor. The Staff requests that this language be removed or otherwise the Sponsor should explain to the Staff the legal basis for such payments under the Securities Act.

The Sponsor does not intend to make any such payments. Consequently, the disclosure referenced by the Staff with respect to such payments has been deleted from the Amendment.

3.                  The Staff notes that the Index Sublicense Agreement between the Trust and the Sponsor was filed as Exhibit 10.6 to the Registration Statement. The Staff believes that the rights granted to the Trust are derivative of the rights of the Sponsor under its contractual arrangement with the Index Provider (the “Master License”). The Staff requests that the Master License be filed as an exhibit to the Registration Statement.

The Master License has been filed as an exhibit to the Amendment.

United States Securities and Exchange Commission

April 9, 2015

Please do not hesitate to contact me at (212) 940-6447 or, in my absence, Kathleen Moriarty at (212) 940-6304 if you have any questions or comments with respect to the foregoing responses or to the Registration Statement.

Very truly yours,

/s/ Peter J. Shea

Peter J. Shea

cc (w/enclosures):	Ms. Sonia Barros, Assistant Director
Mr. Jerard Gibson, Staff Attorney
Mr. Jack Fonss
Mr. Forrest Gilman
Mr. Edward Cataldo
Ms. Kathleen Moriarty
Mr. Thad McElroy